UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ENVIRONMENTAL CONTROL CORP.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

221411200
(CUSIP Number)

3209, South Building, Building 3 No. 39 Hulan West Road Baoshan District Shanghai, PRC + 18621601569
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29405D101
1.	Names of Reporting Persons. Fei WANG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power; 80,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 80,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 59%
14.	Type of Reporting Person: IN

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Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Environmental Control Corp, a Nevada corporation (the “Company”). The principal executive office of the Company is located at 3209, South Building, Building 3, No. 39 Hulan West Road, Baoshan District, Shanghai, PRC.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Fei WANG (the “Reporting Person”).

(b) The address of the principal business of the Reporting Person is 3209, South Building, Building 3, No. 39 Hulan West Road, Baoshan District, Shanghai, PRC.

(c) Mr. Wang’s principal occupation is Chief Executive Officer, Chief Financial Officer, Secretary and Director.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wang is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration

On June 29, 2021, Lili Xin, our former Chief Executive Officer, Chief Financial Officer, director and principal stockholder of the Company (“Ms. Xin”), and Wang Fei (“Mr. Wang”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which Ms. Xin agreed to sell to Mr. Wang 80,000,000 shares of Common Stock registered in her name (the “Shares”), representing 59% of the outstanding shares of common stock in the Company, at a purchase price of Three Hundred Fifty Thousand Dollars ($350,000). The seller relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company’s securities to Mr. Wang. The funds came from the personal funds of Mr. Wang, and was not the result of a loan. The closing occurred August 10, 2021.

In connection with such sale, Lili Xin, our former CEO, President and CFO resigned from her positions as the sole director and executive officer of the Company. Concurrently therewith, Mr. Wang appointed to serve as the sole executive officer and director of the Company.

Item 4. Purpose of Transaction

The acquisition by the Reporting Person of the Shares as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Person intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

As an executive officer, director and significant stockholder in the Company, Mr. Wang may vote his shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

The Company is in active discussions to acquire one or more entities that are affiliated with the Reporting Person. The parties hope to enter into a letter of intent to make such an acquisition in the near future.

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Additional Disclosure

Except as set forth above in this statement, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The percentages used herein are calculated based upon 135,569,068 shares of the Common Stock outstanding as of October 7, 2021.

(b) The Reporting Person is the direct owner of 80,000,000 shares of Common Stock (the “Shares”) representing approximately 59% of the outstanding shares of Common Stock and has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares.

(c) The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d) Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

None

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2021	/s/ Fei WANG
Fei WANG

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